NSAR Sub-Item 77D (g)

Royce Focus Trust, Inc.

        On February 9-10, 2005, The Board of Directors of Royce Focus Trust, Inc. (the "Fund") voted to amend the Fund's fundamental investment policies to permit the Fund to enter into repurchase agreements with recognized securities dealers and banks considered by Royce & Associates, LLC to present minimal credit risk and having a term of seven days or less.